210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Reovirus Research to be Presented at AACR Annual Meeting

CALGARY, AB, --- April 14, 2010 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that abstracts covering both clinical and preclinical research with reovirus (REOLYSIN®) are available on the American Association for Cancer Research (AACR) website at www.aacr.org, and on the Oncolytics website at www.oncolyticsbiotech.com. The research is scheduled to be delivered at the 101st AACR Annual Meeting in Washington, DC, April 17-21, 2010.

“Our preclinical and clinical collaborations continue to support and improve our understanding of how reovirus works, as well as its broad applicability in a growing range of potential cancer indications,” said Dr. Matt Coffey, COO of Oncolytics.

The first abstract, entitled “Reovirus replication in ovarian and peritoneal tumors after intravenous administration,” covers correlative results from a Phase 1/2 study with reovirus, sponsored by the National Cancer Institute under its Clinical Trials Agreement with Oncolytics, in patients with ovarian, primary peritoneal and fallopian tube carcinoma.

The results provide evidence of viral targeting and replication in peritoneal and ovarian cancer cells after intravenous administration of reovirus to patients. The poster is scheduled to be presented on Monday, April 19, 2010.

The second abstract, entitled “Molecular pathways associated with REOLYSIN and gemcitabine synergy in ras-mutated human HCT116 cells,” covers work done to better understand the mechanisms associated with the cytotoxic synergies in this combined approach.

The investigators concluded that the top three canonical pathways significantly affected by the combination treatment were interferon signaling, antigen presentation and the protein ubiquitination pathways. These data suggest that the combination of gemcitabine and REOLYSIN stimulates the immune system to increase surveillance/recognition of cancer cells.  The poster is scheduled to be presented on Monday, April 19, 2010.

The third abstract, entitled “The addition of REOLYSIN, an oncolytic reovirus, to irinotecan shows synergistic anticancer activity in colorectal cancer cell lines,” covers research done in vitro into a novel therapeutic approach for treating patients with colorectal cancer tumors that harbor a mutation in the Kras oncogene that have failed first line therapy.

The investigators found that when REOLYSIN was combined with irinotecan, there was evidence of synergistic cytotoxicity in seven of eight tested cell lines and concluded that the combination of REOLYSIN and irinotecan is synergistic in colorectal cancer cell lines, including those with Kras mutation, and is worthy of exploration in human patients. The poster is scheduled to be presented on Monday, April 19, 2010.

The fourth abstract, entitled “Reovirus successfully purges multiple myeloma ex vivo and does not affect human CD34+ cell engraftment in a murine transplantation model,” covers the utility of reovirus in treating hematological malignancies.

The investigators concluded that the sensitivity of reovirus towards multiple myeloma and its lack of effect on human stem cells highlight the potential of reovirus as an ex vivo purging agent during autologous hematopoietic stem cell transplants for multiple myeloma. The poster is scheduled to be presented on Sunday, April 18, 2010.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the abstracts and materials presented on the AACR website and at this meeting with respect to REOLYSIN, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com